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TO CONRAIL SHAREHOLDERS:


                                 Thank you.


And congratulations. In an important vote on January 17, Conrail's shareholders overwhelmingly rejected the Conrail Board's proposal to "opt out" of the valuable protections provided by the Pennsylvania Fair Value Statute.

As promised, Norfolk Southern will promptly amend its tender offer to purchase shares representing 9.9% of Conrail's outstanding common shares (the most that we can purchase without triggering the Poison Pill). And we remain committed to giving you the opportunity to receive $115 in cash for your remaining shares as soon as possible thereafter.

We wish to congratulate you on your courageous resistance to Conrail's efforts to cram down CSX's inferior deal. Norfolk Southern has strongly supported the rights of Conrail shareholders throughout this battle. We look forward to the opportunity to work with Conrail shareholders to achieve our shared goals.


                          [Norfolk Southern Logo]